                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 14D-1
                               (Amendment No. 2)
                  Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934
                                      and
                                 SCHEDULE 13D
                   under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                         RENAISSANCE HOTEL GROUP N.V.
                           (Name of Subject Company)

                         MARRIOTT INTERNATIONAL, INC.
                         MARRIOTT RHG ACQUISITION B.V.
                                   (Bidders)

               Common Stock, Par Value 0.01 Netherlands Guilders
                        (Title of Class of Securities)

                                  N73689 10 6
                               -----------------
                     (CUSIP Number of Class of Securities)

     G. Cope Stewart III, Esq.                       Copy to:
     Marriott International, In                Jeffrey J. Rosen, Esq.
        10400 Fernwood Road                    O'Melveny & Myers LLP
      Bethesda, Maryland 20817            555 13th Street, N.W., Suite 500W
           (301) 380-9555                     Washington, D.C. 20004-1109
 (Name, Address and Telephone                      (202) 383-5300
Number of Person Authorized to Receive
      Notices and Communications
         on Behalf of Bidder)

                           CALCULATION OF FILING FEE

---------------------------------------------------------------------------
Transaction Valuation/1/: $956,610,000    Amount of Filing Fee/2/: $191,322
---------------------------------------------------------------------------

/1/ For purposes of calculating the filing fee only. This calculation assumes the purchase of (i) all 30,100,000 outstanding shares of Common Stock of Renaissance Hotel Group N.V., and (ii) all 1,787,000 shares of Common Stock issuable pursuant to outstanding stock options, in each case at $30.00 net per share in cash.

/2/ The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Marriott International, Inc. for such shares.

[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount previously paid:    $191,322         Filing Party:  Marriott
                                                           International, Inc.
Form or registration no.:  Schedule 14D-1   Date Filed:    February 24, 1997

                        (CONTINUED ON FOLLOWING PAGE(S))

    This Amendment No. 2 to Schedule 14D-1 and Amendment No. 2 to Schedule 13D amends and supplements the Tender Offer Statement on Schedule 14D-1 and the
Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on February 24, 1997, as amended (as so amended from time to time, the "Schedule 14D-1"), by Marriott International, Inc., a Delaware corporation (the "Purchaser"), in respect of the tender offer (the "Offer") by the Purchaser for all of the outstanding shares of Common Stock, par value 0.01 Netherlands Guilders (the "Shares"), of Renaissance Hotel Group N.V. (the "Company"). The Offer is being made pursuant to an Acquisition Agreement dated as of February 17, 1997 by and between the Company and the Purchaser. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1 and the Offer to Purchase, dated February 24, 1997, which is attached as Exhibit (a)(1) to the Schedule 14D-1 (the "Offer to Purchase").

    In connection with the foregoing, the Purchaser is hereby amending and supplementing the Schedule 14D-1 as follows:

ITEM 2.  IDENTITY AND BACKGROUND

    Item 2 (a)-(d), (g) of the Schedule 14D-1 is hereby amended and supplemented by adding thereto the following:

    As contemplated by Section 2 ("Acceptance for Payment and Payment") of the Offer to Purchase attached as Exhibit (a)(1) to the Schedule 14D-1, on Wednesday, March 12, 1997, the Purchaser assigned its obligation to purchase Shares tendered pursuant to the Offer to Marriott RHG Acquisition B.V. (the "Acquisition Subsidiary"), a newly-formed Netherlands private limited liability company which is an indirect, wholly-owned subsidiary of the Purchaser. A copy of the assignment is included as Exhibit (c)(4) hereto and the information contained therein is incorporated herein by reference. Upon the terms and subject to the conditions of the Offer, the Acquisition Subsidiary will purchase all Shares validly tendered and not withdrawn prior to the expiration of the Offer. The assignment by the Purchaser to the Acquisition Subsidiary does not relieve the Purchaser of its obligations under the Offer, the Acquisition Agreement or the Shareholder Agreement or prejudice the rights of the tendering shareholders to receive payment for Shares validly tendered and accepted for payment.

    This Schedule 14D-1 is, accordingly, now filed by the Acquisition
Subsidiary as well. The business address of the Acquisition Subsidiary is 10400 Fernwood Road, Bethesda, Maryland 20817, and its principal business is the acquisition and subsequent ownership of the Company. The members of the Board of Managing Directors of the Acquisition Subsidiary are William J. Shaw, Michael A. Stein and William R. Tiefel. Messrs. Shaw, Stein and Tiefel each is an executive officer of the Purchaser and, accordingly, their addresses, occupations and citizenship are set forth on Schedule I to the Offer to Purchase which is annexed as Exhibit (a)(1) to the Schedule 14D-1.

Item 2 (e) and (f) of the Schedule 14D-1 is hereby amended and supplemented by adding thereto the following:

    During the last five years, neither the Acquisition Subsidiary nor, to the best of its knowledge, any of Messrs. Shaw, Stein and Tiefel has, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Item 4 of the Schedule 14D-1 is hereby amended and supplemented by adding thereto the following:

    The Purchaser intends to extend to the Acquisition Subsidiary the funds necessary to pay for any Shares accepted for payment pursuant to the Offer in the form of either a loan by the Purchaser to the Acquisition Subsidiary, a capital contribution by the Purchaser or an affiliate to the Acquisition Subsidiary, or some combination of loans and capital contributions. The Purchaser's source of funds for these loans or capital contributions will be as set forth in Section 9 ("Sources and Amounts of Funds") of the Offer to Purchase which is annexed as Exhibit (a)(1) to the Schedule 14D-1.


ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

Item 7 of the Schedule 14D-1 is hereby amended and supplemented by adding thereto the following:

    On Wednesday, March 12, 1997, the Purchaser assigned its obligation to purchase Shares tendered pursuant to the Offer to the Acquisition Subsidiary. A copy of the March 12 assignment is included as Exhibit (c)(4) hereto and the information contained therein is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

Item 9 of the Schedule 14D-1 is hereby amended and supplemented by adding thereto the following:

    The Acquisition Subsidiary is a newly formed Netherlands private limited liability company and an indirect wholly-owned subsidiary of the Purchaser. To date, the Acquisition Subsidiary has not conducted any business other than in connection with the Offer. Until immediately prior to the time the Acquisition Subsidiary purchases Shares pursuant to the Offer, it is not anticipated that the Acquisition Subsidiary will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer. Because the Acquisition Subsidiary is a newly formed company and has minimal assets and capitalization, no meaningful financial information regarding the Acquisition Subsidiary is available.


ITEM 10.    ADDITIONAL INFORMATION

Item 10(b)-(c) of the Schedule 14D-1 is hereby amended and supplemented by the addition of the following paragraph thereto:

    The Federal Trade Commission granted Purchaser's request for early termination of the waiting period under the HSR Act applicable to the purchase of the Shares pursuant to the Offer effective as of March 10, 1997. Accordingly, the condition to the Offer requiring the expiration or termination of any applicable waiting period under the HSR Act prior to the expiration of the Offer has been satisfied. A press release relating to the foregoing is filed as Exhibit (a)(9) to the Schedule 14D-1 and is incorporated herein by reference. On March 12, 1997, the Purchaser's German counsel received written notice that the German Federal Cartel Office issued a clearance notice in connection with the Offer on March 10, 1997.

    Item 10(f) is hereby amended and supplemented by the addition of the following paragraph thereto:

    At the request of the Purchaser and in accordance with the Acquisition Agreement, the Company has advised the Purchaser that it has called a special general meeting of the shareholders to be held March 21, 1997 in Amsterdam, Netherlands, to elect Managing Directors to the Company's Board of Managing Directors effective upon the payment by the Purchaser pursuant to the Offer for at least a majority of the outstanding Shares. The nominees are William J. Shaw, Michael A. Stein and William R. Tiefel. Diamant, the owner of approximately 54.37% of the Shares, has indicated its intention to vote in favor of the Purchaser's nominees. Accordingly, no proxies are being solicited and no action by any other shareholder is required.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

Item 11 of the Schedule 14D-1 is hereby amended to add the following exhibits:

    (a)(9) Press Release dated March 11, 1997.
    (c)(4) Assignment, dated March 12, 1997, between Purchaser and the Acquisition Subsidiary.

                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 13, 1997

                                  MARRIOTT INTERNATIONAL, INC.

                                  By: /s/ Michael A. Stein
                                      ------------------------

                                  Name:   Michael A. Stein
                                  Title:  Executive Vice President
                                          and Chief Financial Officer



                                  MARRIOTT RHG ACQUISITION B.V.

                                  By: /s/ Michael A. Stein
                                      ------------------------

                                  Name:   Michael A. Stein
                                  Title:  Executive Director

                              14D-1 EXHIBIT INDEX


EXHIBIT        DESCRIPTION
-------        -----------
(a) (9)        Press Release dated March 11, 1997.

(c) (4)        Assignment, dated March 12, 1997, between Purchaser and the
               Acquisition
               Subsidiary.